EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2006	2005	2004	2003	2002
Income from continuing operations	$77,932	$42,283	$36,929	$42,759	$60,995
Interest Expense	80,199	76,553	66,826	59,425	56,106
Minority interest convertible into common shares	1,976	2,040	1,915	2,216	2,963

Earnings available to cover fixed charges	$160,107	$120,876	$105,670	$104,400	$120,064

Fixed charges:
Interest	$80,199	$76,553	$66,826	$59,425	$56,106
Capitalized interest	15,794	11,343	6,163	9,117	12,015

Fixed charges	$95,993	$87,896	$72,989	$68,542	$68,121

Preferred stock dividends	17,873	17,873	12,114	10,629	7,765

Fixed charges and preferred stock dividends	$113,866	$105,769	$85,103	$79,171	$75,886

Earnings available to cover fixed charges	$160,107	$120.876	$105,670	$104,400	$120,064
Divided by fixed charges	$95,993	$87,896	$72,989	$68,542	$68,121

Ratio of earnings to fixed charges	1.7	1.4	1.4	1.5	1.8
Earnings available to cover fixed charges	$160,107	$120,876	$105,670	$104,400	$120,064
Divided by fixed charges and preferred stock dividends	$113,866	$105,769	$85,103	$79,171	$75,886

Ratio of earnings to fixed charges and preferred stock	1.4	1.1	1.2	1.3	1.6